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                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                     ------------------------------

                              SCHEDULE 13D
                             (Rule 13d-101)

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. 3)

                     ------------------------------

                      DEKALB GENETICS CORPORATION
                            (Name of Issuer)

                     ------------------------------

                CLASS A COMMON STOCK, WITHOUT PAR VALUE
                     (Title of Class of Securities)

                     ------------------------------

                              244878 10 4
                 (Cusip Number of Class of Securities)

                     ------------------------------

                          BARBARA L. BLACKFORD
           ASSOCIATE GENERAL COUNSEL AND ASSISTANT SECRETARY
                            MONSANTO COMPANY
                     800 NORTH LINDBERGH BOULEVARD
                       ST. LOUIS, MISSOURI  63167
                        TELEPHONE:  314-694-1000

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                     ------------------------------

                                COPY TO:

                           RICHARD D. KATCHER
                     WACHTELL, LIPTON, ROSEN & KATZ
                          51 WEST 52ND STREET
                     NEW YORK, NEW YORK 10019-6150
                        TELEPHONE: 212-403-1000

                           February 11, 1997
        (Date of Event Which Requires Filing of this Statement)



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Cusip No. 244878 10 4 (for the Class A Common Stock)
----------------------------------------------------------------------------

1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of above Persons
            Monsanto Company
            43-0420020
----------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a)   [   ]
                                                               (b)   [   ]
----------------------------------------------------------------------------
3     SEC Use Only
----------------------------------------------------------------------------
4     Source of Funds (See Instructions)
            WC
----------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                             [   ]
----------------------------------------------------------------------------
6     Citizenship or Place of Organization
            Delaware
----------------------------------------------------------------------------
Number of            7     Sole Voting Power       485,442 Class A Shares
Shares               -------------------------------------------------------
Beneficially         8     Shared Voting Power           0 Class A Shares
Owned by             -------------------------------------------------------
Each Reporting       9     Sole Dispositive Power  485,442 Class A Shares
Person with          -------------------------------------------------------
                     10    Shared Dispositive Power      0 Class A Shares
----------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
            485,442 Class A Shares
----------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares                                                 [   ]
----------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
            10.3% Class A Shares<F*>
----------------------------------------------------------------------------
14    Type of Reporting Person
            CO
----------------------------------------------------------------------------

[FN]
<F*>The Class A Common Stock is convertible into Class B Common Stock of the
Issuer on a share-for-share basis.



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     This Amendment No. 3 is filed pursuant to Item 4(a) and amends Schedule
13D filed with the Securities and Exchange Commission on February 7, 1996, by Monsanto Company. Monsanto Company today issued the press release attached hereto as Exhibit A.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1998

                                 MONSANTO COMPANY

                                       /s/ Barbara L. Blackford
                                 By:   ------------------------------------
                                       Name:  Barbara L. Blackford
                                       Title: Associate General Counsel and
                                              Assistant Secretary




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Immediately

Scarlett Lee Foster  (314-694-2883)  scarlett.l.foster@monsanto.com

MONSANTO CONSIDERS OFFER TO ACQUIRE REMAINING SHARES OF DEKALB

     ST. LOUIS, Feb. 11, 1998 - In light of the announcement today by the board of directors of DEKALB Genetics Corp. that it has decided to pursue a possible business combination, Monsanto Company has advised the DEKALB board that it is actively considering making an offer to acquire all of the shares of DEKALB that it currently does not hold.

     "DEKALB has a long history as a key player and innovator in the seed industry. They've been a leader in successfully bringing biotechnology traits to farmers around the world, and we're extremely pleased with our relationship with them," said Monsanto President Hendrik A. Verfaillie.

     Monsanto currently holds approximately 10 percent of DEKALB's A shares and approximately 45 percent of DEKALB's B shares.

     As a life sciences company, Monsanto is committed to finding solutions to the growing global needs for food and health by sharing common forms of science and technology among agriculture, nutrition and health. The company's 20,000 employees worldwide make and market high-value agricultural products, pharmaceuticals and food ingredients.

                                    -o0o-